FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q3 2015.

YPF S.A.

Consolidated Results

Q3 2015

Consolidated Results Q3 2015

CONTENT

2

Consolidated Results Q3 2015

Adj. EBITDA for Q3 2015 reached Ps 13.4 billion, 1.8% less than Q3 2014.

Q3 2014	Q2 2015	Q3 2015	Var.% Q3 15/ Q3 14		Jan-Sep 2014	Jan-Sep 2015	Var.% 2015 / 2014

38,209	39,557	40,931	7.1%	Revenues (Million Ps)	104,203	115,190	10.5%

8,044	5,578	5,631	-30.0%	Operating income (Million Ps)	18,378	15,678	-14.7%

3,212	2,297	1,850	-42.4%	Net income (*) (Million Ps)	7,619	6,274	-17.7%

13,603	12,395	13,363	-1.8%	Adj. EBITDA (Million Ps)	32,975	35,967	9.1%

8.19	5.86	4.72	-42.3%	Earnings per share (*) (Ps per Share)	19.43	16.00	-17.6%

13,787	14,758	15,730	14.1%	Capital Expenditures (**) (Million Ps)	40,912	42,839	4.7%

Adj.EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets (*) Attributable to controlling shareholder (**) Capital expenditures for Jan-Sep 2014 include additions relating to the acquisitions of Apache Group assets in Argentina (net of Pluspetrol assignment) and an additional 38.45% stake in Puesto Hernández joint venture.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1.	MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q3 2015

•	Revenues for Q3 2015 were Ps 40.9 billion, 7.1% higher than Q3 2014.

•	Operating income for Q3 2015 was Ps 5.6 billion, 30.0% lower than Q3 2014.

•	Adjusted EDITDA for Q3 2015 was Ps 13.4 billion, 1.8% less than Q3 2014.

•	Net income for Q3 2015 was Ps 1.9 billion, 42.4% less than the Ps 3.2 billion in Q3 2014.

•	During Q3 2015, total hydrocarbon production remained at approximately the same level compared to Q3 2014, reaching 571.9 Kboed. Natural gas production was 44.4 Mm3d, 1.4% less than Q3 2014, while crude oil production increased by 1.3% to 249.3 Kbbld.

•	In the Downstream segment, processing levels in refineries reached 93% in Q3 2015, 0.6% less than Q3 2014.

•	Capital expenditures for Q3 2015 were Ps 15.7 billion, a 14.1% increase compared Ps 13.8 billion in Q3 2014.

Consolidated Results Q3 2015

2.	ANALYSIS OF RESULTS FOR Q3 2015

Revenues for Q3 2015 were Ps 40.9 billion, 7.1% higher than Q3 2014. Among the main reasons for this variation in the company’s revenues are:

i.	Gasoline sales increased by Ps 1.0 billion due to a 10.0% increase in the average price obtained and an overall 4.3% increase in sales volumes, notably including a 33.7% increase in sales volumes of Infinia gasoline.

ii.	Diesel sales fell Ps 0.2 billion due to a 5.5% decrease in sales volumes, which was partially offset by an 8.8% increase in the average prices obtained. The lower sales volumes were driven by adverse weather events during the period that disrupted the agricultural and transportation sectors. Nonetheless, sales volumes of Eurodiesel, which is a premium diesel product, increased 24.3%.

iii.	Local sales of fuel oil increased Ps 0.7 billion as a result of an increase in average prices obtained, and a 47.0% increase in sales volumes.

iv.	Natural gas sales in the domestic market increased by Ps 0.6 billion due to an approximately 12.1% increase the average price obtained in pesos on flat sales volumes, principally as a result of applying excess production to the Natural Gas Additional Injection Stimulus Program.

v.	For petrochemical products sales, revenues in the domestic market decreased Ps 0.2 billion due to lower prices in Argentine peso terms, mainly stemming from the drop in the price of products tied to the Brent oil price as well as an 11.0% decrease in sales volumes.

vi.	Exports decreased 17.2% (a decrease of Ps 0.6 billion) mainly due to the fall in international prices, however exports of flour, grains and oils increased 9.5%, totaling Ps 1.0 billion.

vii.	Ps. 0.5 billion was earned from the Crude oil Stimulus Production Program pursuant to Resolution 12/2015.

Costs of sales for Q3 2015 were Ps 30.7 billion, 16.3% higher than Q3 2014. Among the main reasons for this variation are:

a)	Purchases:

•	A net increase in crude oil purchases from third parties of approximately Ps 0.6 billion, due to a 22.0% increase in volumes purchased and a 2.5% increase in the purchase price in Argentine peso terms;

•	An increase in diesel and jet fuel imports of Ps 0.2 billion due to greater volumes imported, which was partially offset by lower prices;

•	Accrual of a Ps 0.5 billion insurance payout in Q3 2014 related to incident at the La Plata refinery in April 2013, which was applied primarily as a reduction to costs of purchases; and

•	Accrual of a Ps 0.6 billion insurance payout related to the incident that impacted our facilities at the Cerro Divisadero crude oil treatment plant in March 2014. Of this amount, Ps 0.4 billion were applied as a reduction to costs of purchases.

Consolidated Results Q3 2015

b)	Other production costs:

•	Increases in depreciation of fixed assets of Ps 1.5 billion due to increased investments in assets, particularly with respect to development of unconventional resources, and due additionally to increases in Argentine peso terms, given the functional currency of the company;

•	Increases in items relating to lifting costs of approximately Ps 0.9 billion, considering a 14.0% increase in the unit indicator in Argentine peso terms;

•	Increases in refinancing costs of approximately Ps 0.3 billion, due primarily to a 25.6% increase in the unit indicator in Argentine peso terms;

•	Higher royalty payments of Ps 206 million. Of this net increase, Ps 141 million are related to higher royalties for crude oil production and Ps 65 million are related to natural gas production; and

•	Increases of approximately Ps 0.2 billion in environmental remediation provisions.

Selling expenses for Q3 2015 were Ps 2.6 billion, a decrease of Ps 0.2 billion (or 6.5%) compared to Q3 2014. The increases in transport expenses for products, primarily due to higher rates paid for domestic transport of combustibles, were completely offset by lower withholdings on exports. The lower withholdings occurred as a result of the fall of international prices for the products exported and reversals of provisions for doubtful accounts related to renegotiating certain agreements with natural gas distribution companies to regularize their debt.

Administration expenses for Q3 2015 were Ps 1.3 billion, an increase of Ps 0.2 billion (or 16.3%) compared to Q3 2014. The increase was principally due to higher personnel expenses and higher technological service costs.

Exploratory expenses were Ps 1.2 billion, an increase of 286.3% compared to Q3 2014. This change was due to greater expenses from unproductive exploratory drillings during Q3 2015 compared to Q3 2014 of Ps. 0.6 billion. This was due to greater exploratory activity carried out in Q3 2015, in which exploration investments increased by 30.0% compared to Q3 2014. Additionally, a Ps 0.2 billion increase in geological and geophysical studies related primarily to seismic mapping in the Chachahuen area in the province of Mendoza contributed to the increase in expenses.

Our subsidiary, Metrogas S.A., accrued Ps. 0.2 billion corresponding to temporary economic assistance provided by Resolution No. 263/2015 by the Argentine Secretary of Energy. It recorded operating profits of Ps. 249 million and Ps. 73 million for Q3 2015 and Q3 2014, respectively.

The financial results for Q3 2015 were a loss of Ps 0.7 billion compared to a loss of Ps 53 million for Q3 2014. This occurred as a consequence of increased interest accrual related to greater financial debt.

Income tax for Q3 2015 was Ps 3.1 billion, compared to Ps 4.8 billion in Q3 2014. This difference arose principally from a lower profit before tax (a decrease of 38.1%) for the reasons discussed above.

Net income for Q3 2015 was Ps 1.9 billion, 42.4% lower than Q3 2014.

Total investment in fixed assets for Q3 2015 was Ps 15.7 billion, 14.1% higher than investments in fixed assets for Q3 2014.

Consolidated Results Q3 2015

3.	ANALYSIS OF OPERATING RESULTS BY BUSINESS UNIT FOR Q3 2015

3.1 UPSTREAM

Q3 2014	Q2 2015	Q3 2015	Var.% Q3 15/ Q3 14		Jan-Sep 2014	Jan-Sep 2015	Var.% 2015 / 2014

4,463	2,534	2,171	-51.4%	Operating income (Million Ps)	10,781	6,965	-35.4%

19,357	19,557	20,491	5.9%	Revenues (Million Ps)	50,961	58,623	15.0%

246.0	249.8	249.3	1.3%	Crude oil production (Kbbld)	242.9	248.8	2.4%

43.2	38.7	43.7	1.1%	NGL production (Kbbld)	45.5	47.6	4.5%

45.0	44.6	44.4	-1.4%	Gas production (Mm3d)	42.0	44.3	5.5%

572.0	569.3	571.9	0.0%	Total production (Kboed)	552.5	574.9	4.1%

306	387	1,182	286.3%	Exploration costs (Million Ps)	1,230	1,760	43.1%

11,131	12,409	12,292	10.4%	Capital Expenditures (*) (Million Ps)	34,943	35,402	1.3%

4,618	5,633	6,023	30.4%	Depreciation (Million Ps)	11,664	16,444	41.0%

				Realization Prices

76.1	69.1	68.9	-9.6%	Crude oil prices in domestic market Period average (USD/bbl)	72.7	68.9	-5.3%

4.28	4.58	4.56	6.5%	Average gas price (USD/Mmbtu)	4.24	4.58	8.0%

(*)	Capital expenditures for Jan-Sep 2014 include additions relating to the acquisitions of Apache Group assets in Argentina (net of Pluspetrol assignment) and an additional 38.45% stake in Puesto Hernández joint venture.

Upstream operating income was Ps 2.2 billion, 51.4% lower compared to Q3 2014.

During Q3 2015, crude oil and natural gas revenues increased by 5.9% compared to Q3 2014. This increase was driven mainly by higher average sales prices in pesos of both products, which offset the approximately 6.0% and 28.6% decreases in the volume of crude oil transferred to the Downstream business segment and sold to third parties, respectively. Sales volumes of natural gas were flat compared to Q3 2014

During Q3 2015, Ps. 0.5 billion was earned from the Crude Oil Stimulus Production Program discussed above.

With respect to the incident impacting our facilities at the Cerro Divisadero crude oil treatment plant in March 2014, a Ps 0.6 billion insurance payout was received, of which Ps 0.4 billion was applied as ordinary income in this line of business and Ps 0.2 billion as other operational results.

The average price in U.S. dollar terms for crude oil in the domestic market for Q3 2015 decreased by 9.6% to USD $68.90/bbl. As for natural gas, the average price was USD $4.56/Mmbtu, 6.5% higher than Q3 2014. For both products, the average sales price for YSUR crude oil and natural gas, USD $75.80/bbl and USD $3.40/Mmbtu respectively, was consolidated in Q3 2015.

During Q3 2015, total hydrocarbon production was 571.9 Kboed, maintaining a similar level as Q3 2014; crude oil production was 249.3 Kbbld (an increase of 1.3%); natural gas production was 44.4 Mm3d (a decrease of 1.4%) and NGL production was 43.6 Kbbld (an increase of 1.1%). In Q3 2015, in comparison with Q3 2014, production of gas was principally affected by the assignment of certain

Consolidated Results Q3 2015

areas in the Neuquén basin to Gas y Petróleo del Neuquén in December 2014, and to a lesser extent by certain technical contingencies in non-operated areas in Magallanes and Neuquén. Additionally, the delay in the initiation of development at certain sites prevented an offset of some of the natural decline.

During Q3 2015, production from unconventional areas totaled 46.2 Kboed of hydrocarbons, including 21.3 Kbbld of crude oil, 11.5 Kbbld of NGL and 2.1 Mm3d of natural gas, of which YPF consolidates approximately 50%. As for development activity, 34 oil wells have been put into production (33 in Loma Campana and one in Bandurrias) and nine for natural gas (eight in El Orejano and one in La Ribera Sur), targeting Vaca Muerta, reaching a total of approximately 388 wells to date.

With respect to tight gas activity: (i) in the project to develop the Las Lajas formation, five wells were put into production in Q3 2015 and the average production of natural gas was 4.4 Mm3d and (ii) in the project to develop the Mulichinco formation in the Rincón del Mangrullo area 12 wells were developed and natural gas production net to YPF was 1.0 Mm3d.

Production costs for Q3 2015 increased by 17.5% (an increase of Ps 2.6 billion), mainly due to (i) higher amortization of Ps 1.4 billion resulting from higher investment and higher valuation of assets in Argentine peso terms, (ii) an increase in items relating to lifting costs of approximately Ps 0.9 billion due to increased activity and the increase in the unit indicator, and (iii) higher royalties of Ps 206 million. Of this net increase, Ps 141 million were related to higher royalties for crude oil production and Ps 65 million were related to natural gas production.

Exploration costs in Q3 2015 totaled Ps 1.2 billion, an increase of 286.3% compared to Q3 2014. This change was due to increased negative results from unproductive exploratory drilling in Q3 2015 in comparison to the same period in 2014, for a difference of Ps 0.6 billion. Additionally, the total investment in exploration in Q3 2015 was 30% greater than in Q3 2014. Additionally, geological and geophysical studies increased Ps 0.2 billion, which were related primarily to seismic mapping in the Chachahuen area in the province of Mendoza.

During Q3 2015 compared to Q3 2014, unit cash costs in U.S. dollars increased by 0.9% from USD $24.00/Boe in Q3 2014 to USD $24.20/Boe in Q3 2015 (including taxes of USD $7.30/Boe and USD $6.70/Boe respectively). In turn, the average lifting cost for YPF was USD $14.70/Boe, 1.8% higher than USD $14.40/Boe in Q3 2014.

CAPEX

Capital expenditures in the Upstream business segment were Ps 12.3 billion in Q3 2015, 10.4% higher than the capital expenditures of Ps 11.1 billion in Q3 2014.

In the Neuquina basin, capital expenditures during Q3 2015 was focused on the development of blocks Loma Campana, Aguada Toledo - Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, and initiation of activity in La Amarga Chica, Cañadón Amarillo and Chachahuen. Development activities continued at Cuyana basin, mainly in the La Ventana and Vizcacheras blocks, while in the Golfo San Jorge basin greater activity was concentrated on Cañadón de la Escondida and Cañadón León-Meseta Espinosa, within Santa Cruz Province and Manantiales Behr and El Trébol-Escalante in the province of Chubut.

As for exploration activities during Q3 2015, the Neuquina, San Jorge and Cuyana basins were covered. In the Cuyana basin, the activity focused on the assessment of the La Ventana block and the Los Tordillos Oeste block, and drilling in the Barranca block. In Neuquina basin exploratory activity targeted both conventional and unconventional objectives. Activity targeting conventional formations focused on the blocks, Payún Oeste, Octogono, Los Caldenes and Las Tacanas. Activity targeting unconventional formations focused on the Bajada de Añelo, Bandurria, Cerro Arena, Pampa las Yeguas I, Narambuena, Las Tacanas, Salinas del Huitrin and Rincon del Mangrullo blocks. In Golfo San Jorge basin, the activity focused on the evaluation of deep targets at the west flank of the Los Perales and Cañadón de la Escondida–Las Heras blocks.

During Q3 2015, eight exploratory wells were completed.

Consolidated Results Q3 2015

3.2 DOWNSTREAM

Q3 2014	Q2 2015	Q3 2015	Var.% Q3 15/ Q3 14		Jan-Sep 2014	Jan-Sep 2015	Var.% 2015 / 2014

3,864	3,865	3,522	-8.9%	Operating income (Million Ps)	9,238	8,881	-3.9%

35,746	35,275	36,679	2.6%	Revenues (Million Ps)	98,396	103,832	5.5%

4,327	4,399	4,308	-0.4%	Sales of refined products in domestic market (Km3)	12,444	12,816	3.0%

284	316	314	10.6%	Exportation of refined products (Km3)	1,113	1,078	-3.1%

232	225	218	-6.0%	Sales of petrochemical products in domestic market (*) (Ktn)	633	622	-1.7%

88	86	87	-1.1%	Exportation of petrochemical products (Ktn)	200	242	21.0%

299	305	297	-0.6%	Crude oil processed (Kboed)	289	300	4.1%

93%	95%	93%	-0.6%	Refinery utilization (%)	90%	94%	4.0%

2,312	2,008	2,813	21.7%	Capital Expenditures (Million Ps)	5,144	6,257	21.6%

634	778	778	22.7%	Depreciation (Million Ps)	1,770	2,249	27.1%

789	756	764	-3.1%	Average domestic market gasoline price (**) (USD/m3)	755	756	0.1%

824	760	774	-6.1%	Average domestic market diesel price (**) (USD/m3)	794	763	-3.9%

(*)	Fertilizer sales not included
(**)	Price net of deductions and commissions before tax

Operating income in YPF’s Downstream business segment in Q3 2015 was Ps 3.5 billion, an 8.9% decrease compared to Ps 3.9 billion during Q3 2014.

Revenues increased by 2.6% compared to Q3 2014, largely due to:

i.	Increases in gasoline sales of Ps 1.0 billion, due to a 10.0% increase in the average price obtained and an overall 4.3% increase in sales volumes, notably including a 33.7% increase in sales volumes of Infinia gasoline;

ii.	Declines in diesel sales of Ps 0.2 billion due to a 5.5% decrease in sales volumes, which was partially offset by an 8.8% increase in the average prices obtained. The lower sales volumes were driven by adverse weather events during the period that disrupted the agricultural and transportation sectors. Nonetheless, sales volumes of Eurodiesel, which is a premium diesel product, increased 24.3%;

iii.	Increases in fuel oil sales of Ps 0.5 billion, which includes both the domestic and international markets, due to a 33.6% increase in sales volumes and higher sales prices;

iv.	Decreases in revenues in the domestic market for petrochemical products of Ps 0.2 billion due to lower prices in Argentine peso terms, mainly stemming from the drop in the price of products tied to the Brent oil price as well as an 11.0% decrease in sales volumes; and

v.	Decreases in exports of LPG and jet fuel revenues of Ps 0.3 billion due to decreases in international prices. However, exports of flour, grains and oils increased 9.5%, totaling Ps 1.0 billion.

Consolidated Results Q3 2015

In Q3 2015, costs increased by 4.0% (an increase of Ps 1.3 billion) compared to Q3 2014.

i.	Similar costs to purchase crude oil, with a net decrease of Ps 72 million. Higher purchases of crude oil from third parties were completely offset by lower volumes transferred from the Upstream line of business. Prices paid to third parties and the Upstream line of business increased 2.5% and 1.4%, respectively;

ii.	Greater imports of diesel and jet fuel of Ps 0.2 billion, with greater volumes imported but at lower prices;

iii.	Greater depreciation of fixed assets of approximately Ps 0.1 billion and

iv.	in relation to production costs, during Q3 2015 refining costs increased Ps 0.3 billion, which is primarily due to increases in expenses and salaries. Consequently, and considering the processing level at our refineries decreased slightly, refining costs increased in Q3 2015 by approximately 25.6% compared to Q3 2014.

In respect of the damage affecting the La Plata refinery in April 2013, insurance compensation of approximately Ps 0.5 billion was received in Q3 2014, which was primarily recorded as a reduction to cost of purchases.

The volume of crude oil processed in Q3 2015 was of 297 Kbbld, 0.6% less than Q3 2014, due mainly to the scheduled halt of activities at the catalytic cracking unit in our La Plata refinery, which resulted in an 8.6% decrease in diesel production, a 7.5% increase in gasoline production and a 24.8% increase in fuel oil production.

The decrease in operating income explained above includes an indirect stake in the company Metrogas, which reported operating profits of Ps 249 million and Ps 73 million for Q3 2015 and Q3 2014, respectively, and which in Q3 2015 accrued Ps. 0.2 billion corresponding to temporary economic assistance provided by Resolution No. 263/2015 by the Argentine Secretary of Energy.

CAPEX

Capital expenditure in YPF’s Downstream business segment for Q3 2015 reached Ps 2.8 billion, a 21.7% increase compared to Q3 2014. Investment activities continue such as the multi-year projects and the engineering process in new units to increase gasoline and diesel production capacity, as well as to improve the quality of such products. Notably, a coke unit and advances in engineering work for a new alkylation unit at the La Plata Refinery as well as the new gasoline hydrogenation units in La Plata and Mendoza together with other activities were intended to improve YPF’s logistics facilities and projects addressing optimization of safety and environmental performance.

3.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q3 2015 was a loss of Ps 0.4 billion, an 11.5% increase compared to a loss of Ps 0.5 billion for Q3 2014. The increases in personnel expenses, among other corporate expenses, were fully offset by the higher revenues at A-Evangelista.

In turn, consolidation adjustments relating to eliminating results among business segments not transferred to third parties were Ps 0.4 billion for Q3 2015 and Ps 0.2 billion for Q3 2014.

3.4 RELATED COMPANIES

Results from related companies for Q3 2015 were of Ps 36 million, compared to Ps 38 million reported for Q3 2014. This change was mainly due to lower revenues in Refinor and operational losses at Profertil, which were almost fully offset by greater operating profits at Mega.

Consolidated Results Q3 2015

4.	LIQUIDITY AND SOURCES OF CAPITAL

For Q3 2015, cash flow generation was Ps 9.8 billion, a 46.4% decrease compared to Q3 2014. This Ps 8.5 billion decrease was generated due to a slight decrease in adjusted EBITDA of Ps 0.2 billion, of greater increases in working capital compared to Q3 2014, due to the revenue accrual from outstanding receivables, including new incentives for crude oil production, and higher income taxes and lower collection of insurance for loss of profits.

As a result of YPF’s financing activities, net cash increased Ps 2.8 billion during Q3 2015 compared to Q3 2014. This increase was driven by new issuances of debt and refinancing of existing debt of Ps 3.2 billion, which were partially offset by Ps 0.4 billion in interest payments.

The cash flow generation mentioned above was directed to investing activities, which totaled Ps 15.8 billion during Q3 2015, a 16.5% increase from Q3 2014 due to increased investments in fixed and intangible assets.

The generation of financial resources described above led to an adequate liquidity level at the end of the quarter, with a total of Ps 10.9 billion in cash and cash equivalents. With regard to the prior quarter net financial debt increased by Ps 9.7 billion (an increase of 17.7%) to reach Ps 64.4 billion in Q3 2015. Total debt expressed in dollars reached USD $8.0 billion, and net debt was USD $6.9 billion, with a net debt/EBITDA(1) ratio of 1.37x.

The average cost of debt denominated in Argentine pesos by the end of Q3 2015 was 23.82%, while the average cost of debt denominated in U.S. dollars was 7.48%.

YPF Notes issued during Q3 2015 and thereafter are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series XL	ARS 500 million	BADLAR + 3.49%	24 months
Series XLI	ARS 1,900 million	BADLAR + 0.0%	60 months
Series XLII	ARS 981 million	BADLAR + 4.0%	60 months
Series XLIII (Q4 2015)	ARS 2,000 million	BADLAR + 0.0%	96 months

(1)	Net Debt: $6.870 billion/EBITDA LTM: $5.013 billion =1.37x.

Consolidated Results Q3 2015

5. TABLES AND NOTES Q3 2015 Results

Consolidated Results Q3 2015

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2014	Q2 2015	Q3 2015	Var.% Q3 15/ Q3 14		Jan-Sep 2014	Jan-Sep 2015	Var.% 2015 / 2014
38,209	39,557	40,931	7.1%	Revenues	104,203	115,190	10.5%
(26,365)	(30,010)	(30,670)	16.3%	Costs of sales	(74,808)	(86,756)	16.0%

11,844	9,547	10,261	(13.4%)	Gross profit	29,395	28,434	(3.3%)

(2,766)	(2,886)	(2,587)	(6.5%)	Selling expenses	(7,287)	(8,065)	10.7%
(1,119)	(1,358)	(1,301)	16.3%	Administration expenses	(3,116)	(3,857)	23.8%
(306)	(387)	(1,182)	286.3%	Exploration expenses	(1,230)	(1,760)	43.1%
391	662	440	12.5%	Other operating results, net	616	926	50.3%

8,044	5,578	5,631	(30.0%)	Operating income	18,378	15,678	(14.7%)

38	54	36	5.3%	Income on investments in companies	61	52	(14.8%)
				Financial income (expenses), net
(140)	71	(31)	(77.9%)	Gains (losses) on assets	(1,162)	76	(106.5%)
480	416	327	(31.9%)	Interests	1,078	1,051	(2.5%)
(620)	(345)	(358)	(42.3%)	Exchange differences	(2,240)	(975)	(56.5%)
87	(994)	(670)	(870.1%)	(Losses) gains on liabilities	4,610	(2,085)	(145.2%)
(1,793)	(2,646)	(2,401)	33.9%	Interests	(5,304)	(7,049)	32.9%
1,880	1,652	1,731	(7.9%)	Exchange differences	9,914	4,964	(49.9%)

8,029	4,709	4,966	(38.1%)	Net income before income tax	21,887	13,721	(37.3%)

(4,810)	(2,411)	(3,082)	(35.9%)	Income tax	(14,338)	(7,430)	(48.2%)

7	1	34		Net income (loss) for noncontrolling interest	(70)	17

3,212	2,297	1,850	(42.4%)	Net income for the period (*)	7,619	6,274	(17.7%)

8.19	5.86	4.72	(42.3%)	Earnings per share, basic and diluted (*)	19.43	16.00	(17.6%)

2,515	2,592	3,206	27.5%	Other comprehensive Income	15,159	8,229	(45.7%)

5,734	4,890	5,090	(11.2%)	Total comprehensive income for the period	22,708	14,520	(36.1%)

13,603	12,395	13,363	(1.8%)	Adj. EBITDA (**)	32,975	35,967	9.1%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q3 2015

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q3 2015 figures unaudited, figures expressed in millions of pesos)

	12/31/2014	09/30/2015
Noncurrent Assets
Intangible assets	4,393	5,033
Fixed assets	156,930	194,047
Investments in companies	3,177	3,309
Deferred income tax assets	244	223
Other receivables and advances	1,691	1,833
Trade receivables	19	342

Total Non-current assets	166,454	204,787

Current Assets
Inventories	13,001	14,431
Other receivables and advances	7,170	11,002
Trade receivables	12,171	15,594
Cash and equivalents	9,758	10,857

Total current assets	42,100	51,884

Total assets	208,554	256,671

Shareholders’ equity
Shareholders’ contributions	10,400	10,370
Reserves and unappropriated retained earnings	62,230	76,230
Noncontrolling interest	151	218

Total Shareholders’ equity	72,781	86,818

Noncurrent Liabilities
Provisions	26,564	29,948
Deferred income tax liabilities	18,948	23,554
Other taxes payable	299	220
Loans	36,030	59,526
Accounts payable	566	721

Total Noncurrent Liabilities	82,407	113,969

Current Liabilities
Provisions	2,399	2,525
Income tax liability	3,972	1,058
Other taxes payable	1,411	3,602
Salaries and social security	1,903	2,026
Loans	13,275	15,720
Accounts payable	30,406	30,953

Total Current Liabilities	53,366	55,884

Total Liabilities	135,773	169,853

Total Liabilities and Shareholders’ Equity	208,554	256,671

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2015

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2014	Q2 2015	Q3 2015		Jan-Sep 2014	Jan-Sep 2015
			Cash Flows from operating activities
3,219	2,298	1,884	Net income	7,549	6,291
(38)	(54)	(36)	Income from investments in companies	(61)	(52)
5,343	6,502	6,895	Depreciation of fixed assets	13,660	18,961
77	91	65	Amortization of intangible assets	250	225
868	847	1,811	Consumption of materials and fixed assets and intangible assets retired, net of provisions	2,671	3,250
922	662	709	Net increase in provisions	2,465	2,274
508	1,118	(253)	Interest, exchange differences and other	(1,042)	1,350
28	26	36	Stock compensation plan	56	89
(505)	(12)	(562)	Accrued insurance	(1,632)	(1,085)
			Changes in assets and liabilities:
(707)	(2,023)	(1,218)	Trade receivables	(4,150)	(2,853)
(64)	(2,698)	(1,053)	Other receivables and liabilities	(802)	(4,299)
75	499	(1,005)	Inventories	232	(240)
1,323	1,278	889	Accounts payable	1,663	3,182
2,082	538	463	Other Taxes payable	3,006	2,112
419	206	396	Salaries and Social Securities	431	123
(426)	(507)	(347)	Decrease in provisions from payments	(1,580)	(1,247)
18	29	2	Dividends from investments in companies	233	181
1,098	1,673	—	Insurance charge for loss of profit	1,689	1,673
4,009	(471)	1,106	Net charge of income tax payment	11,756	1,780
4,810	2,411	3,082	Income tax	14,338	7,430
(801)	(2,882)	(1,976)	Income tax payments	(2,582)	(5,650)

18,249	10,002	9,782	Net cash flows provided by operating activities	36,394	31,715

			Cash flows from investing activities
			Payments for investments:
(13,213)	(15,239)	(15,825)	Acquisitions of fixed assets and Intangible assets	(35,365)	(46,692)
(9)	(161)	—	Contributions and acquisitions of interests in companies	(94)	(163)
—	—	—	Liabilities of sales of fixed assets	1,711	—
(357)	—	—	Acquisitions of participation in UTEs	(869)	—
—	—	—	Acquisition of subsidiaries net of acquired funds	(6,103)	—
—	—	—	Insurance charge for material damages	1,818	—

(13,579)	(15,400)	(15,825)	Net cash flows used in investing activities	(38,902)	(46,855)

			Cash flows from financing activities

(3,030)	(7,340)	(5,652)	Payment of loans	(9,012)	(17,624)
(969)	(1,766)	(1,386)	Payment of interests	(3,215)	(4,531)
4,141	17,443	9,935	Proceeds from loans	19,342	38,162
(464)	—	(503)	Payments of dividends	(464)	(503)
(145)	(45)	(74)	Acquisition of own shares	(198)	(119)

(467)	8,292	2,320	Net cash flows provided by financing activities	6,453	15,385

222	305	342	Effect of changes in exchange rates on cash and equivalents	1,215	854

4,425	3,199	(3,381)	Increase (Decrease) in Cash and Equivalents	5,160	1,099

11,448	11,039	14,238	Cash and equivalents at the beginning of the period	10,713	9,758
15,873	14,238	10,857	Cash and equivalents at the end of the period	15,873	10,857

4,425	3,199	(3,381)	Increase (Decrease) in Cash and Equivalents	5,160	1,099

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD

6,567	9,382	9,195	Cash	6,567	9,195
9,306	4,856	1,662	Other Financial Assets	9,306	1,662

15,873	14,238	10,857	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	15,873	10,857

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2015

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q3 2015	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	4,288	36,345	297	—	40,930
Revenues from intersegment sales	16,202	334	1,639	-18,175	—

Revenues	20,490	36,679	1,936	-18,175	40,930

Operating Income (loss)	2,171	3,522	-417	355	5,631
Investments in companies	3	33	—	—	36
Depreciation of fixed assets	6,023	778	94	—	6,895
Acquisitions of fixed assets	12,315	2,813	625	—	15,753
Assets	158,560	79,353	20,371	-1,613	256,671

Q3 2014	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	2,607	35,459	143	—	38,209
Revenues from intersegment sales	16,750	287	1,476	-18,513	—

Revenues	19,357	35,746	1,619	-18,513	38,209

Operating Income (loss)	4,463	3,864	-471	188	8,044
Investments in companies	-3	41	—	—	38
Depreciation of fixed assets	4,618	634	91	—	5,343
Acquisitions of fixed assets	11,120	2,312	344	—	13,776
Assets	117,737	67,692	22,279	-2,696	205,012

Consolidated Results Q3 2015

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES (unaudited figures)

Million USD	2014 Q3	2014 Q2	2015 Q3	Var Q3 15/ Q3 14	2014 Jan-Sep	2015 Jan-Sep	Var 2015 / 2014
INCOME STATEMENT
Revenues	4,632	4,443	4,448	-4.0%	13,113	12,921	-1.5%
Costs of sales	-3,196	-3,371	-3,333	4.3%	-9,414	-9,732	3.4%

Gross profit	1,436	1,072	1,115	-22.3%	3,699	3,189	-13.8%
Selling expenses	-335	-324	-281	-16.2%	-917	-905	-1.3%
Administration expenses	-136	-153	-141	4.2%	-392	-433	10.3%
Exploration expenses	-37	-43	-128	246.3%	-155	-197	27.5%
Other expenses	47	74	48	0.9%	78	104	34.0%

Operating income	975	627	612	-37.2%	2,313	1,759	-24.0%
Depreciation of fixed assets	648	730	749	15.7%	1,719	2,127	23.7%
Amortization of intangible assets	9	10	7	-24.3%	31	25	-19.8%
Unproductive exploratory drillings	17	25	84	397.9%	86	124	43.1%

Adj. EBITDA (**)	1,649	1,392	1,452	-11.9%	4,150	4,034	-2.8%

UPSTREAM
Revenues	2,347	2,197	2,227	-5.1%	6,413	6,576	2.5%
Operating income	541	285	236	-56.4%	1,357	781	-42.4%
Depreciation	560	633	655	16.9%	1,468	1,845	25.7%
Capital expenditures	1,348	1,394	1,336	-0.9%	3,573	3,971	11.1%

DOWNSTREAM
Revenues	4,334	3,962	3,986	-8.0%	12,382	11,647	-5.9%
Operating income	468	434	383	-18.3%	1,162	996	-14.3%
Depreciation	77	87	85	10.0%	223	252	13.3%
Capital expenditures	280	226	306	9.1%	647	702	8.4%

CORPORATE AND OTHER
Operating income	-57	-58	-45	-20.6%	-150	-166	10.7%
Capital expenditures	42	38	68	62.9%	104	132	27.5%

CONSOLIDATION ADJUSTMENTS
Operating income	23	-35	39	69.3%	-57	147	-358.9%

Average exchange rate for the period	8.25	8.90	9.20		7.95	8.91

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings

Consolidated Results Q3 2015

5.6 MAIN PHYSICAL MAGNITUDES (Unaudited figures)

		2014						2015
	Unit	Q1	Q2	Q3	Q4	Cum. 2014	Q1	Q2	Q3	Cum. 2015
Production
Crude oil production	Kbbl	21,753	21,923	22,634	22,986	89,296	22,250	22,736	22,934	67,920
NGL production	Kbbl	4,831	3,626	3,970	5,348	17,776	5,448	3,522	4,015	12,985
Gas production	Mm3	3,355	3,970	4,138	4,021	15,483	3,950	4,063	4,080	12,092
Total production	Kboe	47,684	50,517	52,628	53,621	204,450	52,538	51,808	52,611	156,957

Henry Hub	USD/Mbtu	4.94	4.67	4.06	4.00	4.42	2.98	2.64	2.77	2.80
Brent	USD/Bbl	108.17	109.70	101.82	76.40	99.02	53.92	61.69	50.23	55.32
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,229	1,126	1,158	1,210	4,723	1,246	1,171	1,208	3,625
Diesel	Km3	1,920	2,043	2,160	2,044	8,166	1,906	2,169	2,040	6,114
Jet fuel and kerosene	Km3	124	108	116	123	471	125	108	130	364
Fuel Oil	Km3	294	297	257	320	1,168	348	396	378	1,122
LPG	Km3	151	236	275	186	848	176	212	238	626
Others (*)	Km3	286	304	361	589	1,540	305	346	314	965
Total domestic market	Km3	4,004	4,113	4,327	4,472	16,916	4,106	4,403	4,308	12,816
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	18	12	7	38
Jet fuel and kerosene	Km3	129	116	126	128	500	122	127	130	379
LPG	Km3	124	35	24	115	299	149	52	42	243
Bunker (Diesel and Fuel Oil)	Km3	194	205	128	178	704	153	115	130	398
Others (*)	Km3	8	18	5	7	38	7	10	4	21
Total export market	Km3	455	375	284	428	1,541	449	316	314	1,078
Total sales of petroleum products	Km3	4,459	4,488	4,610	4,900	18,457	4,555	4,718	4,622	13,895

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	32	39	76	80	227	21	34	45	100
Methanol	Ktn	47	73	103	85	308	49	61	75	185
Others	Ktn	138	143	129	131	541	130	164	143	437
Total domestic market	Ktn	217	255	308	296	1,076	200	259	263	722
Export market
Methanol	Ktn	33	22	21	1	77	41	36	54	131
Others	Ktn	24	33	67	53	177	28	50	33	111
Total export market	Ktn	57	55	88	54	254	69	86	87	242
Total sales of petrochemical products	Ktn	274	310	396	350	1,330	269	345	350	964

Sales of other products
Grain, flours and oils
Domestic market	Ktn	20	22	21	3	66	30	31	13	74
Export market	Ktn	85	251	292	212	840	155	418	358	931
Total Grain, flours and oils	Ktn	105	273	313	215	906	185	449	371	1,005

Main products imported
Gasolines and Jet Fuel	Km3	179	94	0	42	316	20	22	43	85
Diesel	Km3	473	275	191	304	1,243	196	343	346	885

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: ir.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 5, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer